Exhibit 99.2

 SHL Telemedicine  Yearly Investor Presentation  2023

 2  מידע צופה פני עתיד  Forward looking statements  This presentation was prepared for the purpose of providing and presenting information in a summary only and cannot replace a review of the reports of SHL Telemedicine (hereinafter: "the Company"). Many of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F or most recent Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.  For the avoidance of doubt, it is clarified that the company does not undertake to update the information, in whole or in part, contained in this presentation, whether as a result of new information, a future event or for other reasons, except as required by law. It is also clarified that the company's plans and strategy contained in this presentation are correct at the time of their publication and can and will change in accordance with the decisions of the company's board of directors, as they will be from time to time, and/or due to their being dependent, in whole or in part, on third parties that are not under the control of the company as well as on additional risk factors to which the company is exposed .  This presentation contains trade names, trademarks and service marks of other companies. The trade names, trademarks, and service marks of other parties are not used or displayed to imply a relationship with, or endorsement or sponsorship of, those other parties.

INVESTOR PRESENTATION 2023

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SHL Telemedicine At a Glance



Active in **3** Territories

Active in **2** Models: B2B & B2C

Over **30** years of experience and data aggregated

Traded on NASDAQ and in Switzerland
Nasdaq: **SHLT**
SWX: **SHLTN**

Revenues in 2023
$57.1M +3.1%(*)

Unique Portable, 12-lead ECG technology
SmartHeart® Platform

SHL is a leader in the development and provision of advanced telemedicine technologies and services

***Compared to FY2022 in Constant currency** – to enable meaningful comparison between FY2023 and FY2022 results, FY2022 results are also presented at FY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

 FY2023 Financial Data Overview  4  (*) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures  (**) Constant currency – to enable meaningful comparison between FY2023 and FY2022 results, FY2022 results are also presented at FY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.  Operational Cash Flow  $(1.5)M  Adjusted EBITDA(*)  $2.1M  Revenues  $57.1M  Cash on Hand  ~$26M  Gross Profit  $25.3M 44% of revenues  Net Loss  $(6.9)M  Germany  Revenue: $14.1M +2.4% Compared to FY2022cc(**)  USA  Revenue: $0.9M +88%  Compared to FY2022cc(**)  Israel  Revenue: $42.1M +2.3% Compared to FY2022cc(**)  Revenue Growth in all Territories  in Constant Currency(**)

INVESTOR PRESENTATION 2023
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Operational Overview Active in 3 Territories, B2B & B2C

SHL Telemedicine

USA

SmartHeart B2C Sales

Initiated marketing and distribution of SmartHeart DTC membership program, through online sales

SmartHeart B2B Sales

Marketing and distribution of SmartHeart platform via B2B channels, such as CVS chain, medical device distributors, hospitals etc

Israel

SHL B2B

Providing advanced medical services to large institutional customers in Israel, through Mediton

SHL B2C

Advanced B2C telemedicine services, selling cardiac monitoring services to consumers with 24/7 medical center and intensive care mobile units in coverage areas

Germany

Chronic B2B

Telemedicine services in a B2B model with leading Health Insurers. Management and stabilization of chronic patients including geriatric patients, saving costs for insurers

Telehealth B2B

Advanced remote medical services, including Virtual Visit services. Agreements with leading health insurers in Germany to save costs. New agreement for 7 years with BARMER

SHL Telemedicine

 Looking Ahead 2024 Outlook  6  Israel  Germany  USA  Accumulating meaningful operational data for optimizing sales strategy  Significant advancements in major B2B sales channel  Continued growth in Virtual Visits services  Advancing operational efficiency towards break even, with the goal of achieving profitability in 2025  Expecting double digit growth in revenues and profits   Launch of new products in B2C activity   Implementing hybrid B2B medical services - combining onsite and mobile services  Expecting improvement in operational efficiency including reduction in expenses with achievement of commercial goals

 Israel Activity  Advanced B2C Telemedicine Services  Advanced B2B Medical Services

 Israel Activity 2023 Results Summary  8  SHL Leads in B2C Telemedicine  Advanced B2B Medical Services  Selling cardiac monitoring services to the end customer: a 12-lead personal ECG device for remote medical data transfer, a 24/7 medical center, and intensive care mobility in coverage areas  Over 100 institutional clients - Mediton Group is a leading provider of B2B healthcare services in Israel to the largest and leading companies in Israel, government institutions, the Ministry of Defense, National Insurance, health funds and insurance companies  (*) Constant currency – to enable meaningful comparison between FY2023 and FY2021-22 results, FY2021-22 results are also presented at FY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.  (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures  Key growth engines for 2024:  Increasing the number of subscribers  Implementation of cross sales between SHL and Mediton  Leveraging the platform and reputation to add synergistic services and products to customers  Acquisitions in the company's fields of activity or in tangential fields  Telemedicine hotline  A network of 500+ specialist doctors  4 advanced medical centers  Customer Support Hotline  Intensive care ambulance unites with extensive coverage areas  FY2023  FY2022  REVENUES  $42.1M  ADJUSTED EBITDA(**)  $11.4M  REVENUES(*)  $41.1M  $11.5M  ADJUSTED EBITDA(**)(*)  Robust performance and continued industry leadership despite the war in Gaza

 Israeli Activity Key Annual Operating Data   800,000  Contacts with the telemedicine center  18,000   Tests performed at the medical centers  Over 23,000  Ambulances Alerted  1,500,000  Online data transmissions from end user devices to the medical center  315,000   Contact with customer service center  33,000   Virtual doctor visits  23,000   Physical doctor visits  9

INVESTOR PRESENTATION 2023
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B2B activity in Israel - advanced medical services (Mediton)

Providing various medical services to institutional clients in order to receive an indication of the medical status of various subjects, verify compliance with various medical standards, provide preventive medicine and diagnostic medicine.

4 advanced medical centers	**~100** leading institutional clients	Over **500** Specialist Doctors	**400** Employees

Mediton is a significant growth engine SHL's Israel Operation

B2C activity in Israel - strong & leading brand in the field of telemedicine services

SHL operates a professional medical center for remote guidance and treatment around the clock offering advanced intensive care mobile units.

Over **150,000** devices in the subscriber homes	**6** years average per subscriber	**$40** Average per subscriber / month	**50,000** Subscribers

SHL telemedicine subscribers utilize the SHL ECG technology, including its advanced SmartHeart ECG smartheart

Cross Selling

SHL Telemedicine

 Germany Activity

 SHL Germany Telemedicine Services  12  Remote medicine services such as Virtual Visit and treatment of chronic patients, are becoming the Standard of Care  The company has agreements with leading health insurers covering about 30% of the German health insurance market (about 25 million insured)  SHL is the market leader in Germany and operates in a B2B model - management and stabilization of chronic patients and cost savings for health insurers - Fixed Fee Per Patient.  FY2023  FY2022  REVENUES  $14.1M  ADJUSTED EBITDA(**)  $(0.2)M  REVENUES(*)  $13.7M  $(0.3)M  ADJUSTED EBITDA(**)(*)  (*) Constant currency – to enable meaningful comparison between FY2023 and FY2021-22 results, FY2021-22 results are also presented at FY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.  (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures  Chronic  Telehealth  German Insurance Providers  Revenue based on a Fixed Fee Per Patient  Revenue based on a Pay Per Use Model  Management and Stabilization of Chronic Patients  Remote Medical Services  B2B  Model

 13  Germany Virtual Visits Service  Penetrating a market of about 800 million annual physical doctor visits  The virtual visit service is already available to 12.4 million BARMER and AOK PLUS insureds throughout Germany  Consistent Growth since Launch in April 2023  VIRTUAL VISITS  (*) https://www.statista.com/statistics/236512/annual-doctor-visits-per-capita-in-germany-since-1991/  Regulatory Drivers in 2024  No limitation on the extent of virtual visits  Allowing physicians to treat patients from home   In Germany - an average of 10 physical visits per person to a doctor each year (*)

 USA Activity  SHL USA

INVESTOR PRESENTATION 2023
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USA The smartheart® Platform

B2C Model

- **Online -** private subscription to SmartHeart service

B2B Model

- Agreements with **Hospitals**
- Agreement with **CVS**
- Successful Participant in a **US Army** Evaluation

REVENUES FY23

$0.9M

REVENUES FY22

$0.5M

Tier1 Strategic customers relationships strengthening our reputation in support of the SmartHeart® direct-to-consumer move

MAYO CLINIC · minute clinic · ChristianaCare · CVSHealth · HENRY SCHEIN

Leveraging our network of cardiologists that is already set up across the US

B2C plan: focus on direct-to-consumer sales of the SmartHeart® ECG

SHL Telemedicine

 USA   Established a robust strategy in 2023 that prioritizes direct-to-consumer sales of SmartHeart®  16   “With a focus on remote cardiac care, SHL Telemedicine harnesses the power of digital tools to bring life-saving services directly to patients, regardless of their location.”  Establishing Go To Market Strategy   and building market presence

INVESTOR PRESENTATION 2023
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USA Outstanding full results from Imperial College study - Presented at ACC24 Promising Initial Results in Mayo Clinic study

- The results translate into significant cost savings for hospitals in readmissions
- A very compelling business model for hospitals to use the SmartHeart platform

Imperial College London TELE-ACS Study

Presented at **ACC24** Late-Breaking Clinical Trial Sessions
Accepted for publication in the **Journal of the American College of Cardiology**(*)

76% **Reduction** in hospital readmission

41% **Reduction** in ED attendance

Telemedicine group vs. control standard care group at 3 months follow-up

Mayo Clinic HELP MI

Presented at **VPM 23**

43% **Reduction** in "any ED Hospitalization"

33% **Reduction** in "any ED visit"

ZERO CV ED visit or Hospitalization

Telemedicine group compliant users vs. control group

(*) https://www.jacc.org/doi/10.1016/j.jacc.2024.03.398

SHL Telemedicine

 Financials  Selected data from P&L statements,   balance sheet and cash flow

 Financials - P&L*  19  (*) compared to FY 2022 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures  (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures  Revenues  In USD million   In USD million (except per share amounts)  FY2023  FY2022cc*  Revenues for the period  57.1  55.4  Revenues by territories  Germany  14.1  13.7  Israel  42.1  41.1  Rest of the World  0.9  0.5  Adjusted EBIT(**)  (5.6)  (3.3)  Adjusted EBITDA(**)  2.1  3.5  Net loss  (6.9)  (0.4)

 Financials - Balance Sheet and Cashflow  20  Total cash and short-term investments  In USD million   In USD million   FY 2023  FY 2022  Cash and cash equivalents  6.7  4.5  Short term investments  19.6  14.2  Total cash and short-term investments  26.3  18.7  Short term bank debt  2.2  2.2  Long term bank debt  10.5  13.0  Total bank debt  12.7  15.2  Capital and reserves   153.6  128.8  Accumulated deficit  (80.1)  (73.1)  Total Equity  73.5  55.7  Increase (Decrease) in cash and short-term investments  7.6  (13.4)  Operational cash flow  (1.5)  (0.1)

 Thanks  SHL Telemedicine

INVESTOR PRESENTATION 2023

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Supplemental Information

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Key figures (as reported):*			
in USD million (except per share amounts)	FY2023	FY2022	% change
Revenues for the period	57.1	59.0	(3.3)
Revenues			
Revenues			
Germany	14.1	13.4	(5.2)
Israel	42.1	45.1	(6.8)
Rest of the World	0.9	0.5	88.5
EBIT	**(9.0)**	**(5.2)**	
EBITDA	**(1.3)**	**2.0**	
Net profit (loss)	**(6.9)**	**0.2**	
Operating cash flow	**(1.5)**	**(0.1)**	

In the table below, FY 2022 results have been presented at FY 2023 exchange rates[1]. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

Adjusted key figures (in constant currency[1])*			
in USD million	FY2023	FY2022cc	% change
Revenues	**57.1**	**55.4**	3.1
Revenues			
Germany	14.1	13.7	2.4
Israel	42.1	41.1	2.3
Rest of the World	0.9	0.5	88.5
Adjusted EBIT**	**(5.6)**	**(3.3)**	
Adjusted EBITDA ***	**2.1**	**3.5**	

***Numbers are rounded up.**
**Adjusted EBIT: Please see the Adjusted EBITDA and Adjusted EBIT Table below.
***Adjusted EBITDA: Please see the Adjusted EBITDA and Adjusted EBIT Table below

SHL Telemedicine

23  Supplemental Information  (1) Constant currency – to enable meaningful comparison between FY2023 and FY2022 results, FY2022 results are also presented at FY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.  *Numbers are rounded up.  Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (FY2022 results are presented also in FY2023 exchange rates1)  The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not IFRS or U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with IFRS or U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies  in USD million*  FY2023  2022(CC1)  FY2022  Net profit (loss)  (6.9)  (0.4)  0.2  Financial income net  (3.0)  (5.9)  (6.5)  Tax expenses  0.9  1.0  1.1  Depreciation and amortization expenses  7.7  6.8  7.1  EBITDA  (1.3)  1.5  2.0  Share-based compensation  1.3  1.6  1.8  Non- recurring expenses  2.2  0.4  0.4  Adjusted EBITDA  2.1  3.5  4.1